

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

Via E-mail
Mr. Sujit Sircar
Chief Financial Officer
iGATE Patni Group
6528 Kaiser Drive
Fremont, CA 94555

> **Re:** **Patni Computer Systems Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-32692**

Dear Mr. Sircar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

General

1.   Considering a U.S. corporation acquired a controlling interest in the company in transactions that were completed in May 2011, please tell us whether you will continue to meet the definition of a foreign private issuer for fiscal year ended December 31, 2011 and provide us with an analysis supporting your conclusion. See Securities Act Rule 405.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Business Combinations, Goodwill and Intangible Assets, page 53

2.   We note that the company performs your annual impairment review of goodwill at December 31st and when a triggering event occurs, additional tests may be performed between

annual impairment tests. We further note that the company's current market capitalization is approximately $774.0 million as compared to your net book value of approximately $1.5 billion at June 30, 2011. Tell us whether you considered the decline in your market capitalization below your carrying value to be a triggering event that would require, or has required, you to reassess your goodwill for impairment. To the extent that an interim impairment test was performed, tell us how you determined that no impairment existed.

Item 12. Description of Securities Other Than Equity Securities, page 97

3.   It appears that you have not provided the disclosure required by Items 12.D.3 and 12.D.4 of Form 20-F. Please provide the required disclosure in your response letter and confirm that you will include such disclosure in your future filings as appropriate. Refer to Instruction 1 to Item 12 of Form 20-F.

Item 15. Controls and Procedures, page 98

4.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

We note you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

We note that you have identified an audit committee financial expert in your filings. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Item 17. Financial Statements

Notes to Consolidated Financial Statements

Note 18. Employee Stock Compensation Plans, page F-42

5.   We note from your disclosures on page F-46 that you use the simplified method to estimate the expected term in your option valuation model as the company does not have sufficient historical data on option exercises. Please explain further why you continue to believe that you do not have sufficient historical data upon which to estimate the expected term of your options. In this regard, we note that over 5.0 million options have been exercised during the past five years since you became a public entity. Tell us when management expects that sufficient information will be available. We refer you to Question 6 of SAB Topic 14.D.2.

Note 25. Commitments and Contingencies, page F-62

6.   We note your disclosures regarding the multiple demand orders the company has received pertaining to several different assessment years. We further note that the company has paid certain amounts as of December 31, 2010 but management considers the demands as not tenable against the company and therefore no provision for these tax contingencies has been established. Please tell us and clarify your disclosures to indicate whether losses related to these contingencies are probable and reasonably estimable. In addition, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456.If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief